UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-36187

EVOGENE LTD.

  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot

Rehovot 7638517, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Cooperation Agreement

On October 6, 2026, Evogene Ltd. (“Evogene”) entered into a cooperation agreement (the “Cooperation Agreement”) with L.I.A. Pure Capital Ltd. and Invest Pro Shukai Hon Ltd. (together, the “Pure Capital Group” or the “Shareholders”) to resolve all outstanding differences between the parties.

Key terms of the Cooperation Agreement:

•	Immediate Board Changes: Prior to the execution of the Cooperation Agreement, Dr. Yael Margolin and Mr. Yoshinori Oikawa stepped down from the board of directors of Evogene (the “Board”). Concurrently with the execution of the Cooperation Agreement, the remaining members of the Board appointed Dr. Adi Zuluf-Shani and Mr. Oz Adler, nominees of the Pure Capital Group, to serve as directors until the General Meeting (as defined below), at which they will stand for election by the shareholders. Following such appointments, the Board consists of seven (7) members. In addition, Mr. Dan Falk and Dr. Adrian Percy have delivered resignation letters that will become effective only upon shareholder approval of the election of Mr. Itay Maroz and Mr. Shahar Zadok at the General Meeting.

•	General Meeting of Shareholders: Promptly following the execution of the Cooperation Agreement, but not later than seven (7) days following execution, the Company will convene a general meeting of its shareholders (the “General Meeting”), to be held no later than forty-two (42) days following the date of the Agreement, to vote on:

1.	The election of Dr. Adi Zuluf-Shani and Mr. Oz Adler, to the Board;

2.	The approval of Mr. Itay Maroz and Mr. Shahar Zadok, nominees of the Pure Capital Group, to the Board in place of outgoing directors, subject to the approval of Proposal No. 3; and

3.	The approval of the Cooperation Agreement.

•	Resulting Board Structure: Following shareholder approval at the General Meeting, the Board will consist of seven (7) members: four (4) nominated by the Pure Capital Group (Dr. Adi Zuluf-Shani, Mr. Oz Adler, Mr. Itay Maroz, and Mr. Shahar Zadok) and three (3) continuing directors (Mr. Ofer Haviv, Mr. Nir Nimrodi, and Mr. Leon Y. Recanati). The continuing directors will serve for a transition period currently expected to be up to six (6) months, unless otherwise agreed by the Board in consultation with the Shareholders, to ensure ongoing guidance and supervision of the Company and its business.

•	Withdrawal of Special Tender Offer and Standstill: Concurrently with the execution of the Agreement, the Pure Capital Group has agreed to formally withdraw its September 8, 2026 letter regarding its intention to launch a special tender offer and agreed to a sixty (60) day standstill period from commencing any special tender offer. Nothing in the Agreement limits the Shareholders’ right to acquire additional shares of the Company. Evogene has agreed not to issue ordinary shares or convertible securities (including under its ATM facility) during the same sixty (60) day period, other than ordinary course issuances to employees in line with prior business practice.

•	Mutual Releases and Covenants: The Agreement provides for full, irrevocable mutual waivers and releases of all existing claims between the parties relating to the AGM, the demand letters, the special tender offer, the Agreement and any matter relating or ancillary thereto, alongside mutual non-disparagement covenants.

The Cooperation Agreement is described more fully in the Proxy Statement for the Special General Meeting, attached as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”), and attached as Annex A thereto.

Proxy Materials for Special General Meeting of Shareholders

Evogene hereby publishes notice of a special general meeting of shareholders (the “Meeting”), which is scheduled to take place at 1:00 p.m. (Israel time) on Tuesday, November 10, 2026, at Evogene’s offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot, Israel.

Shareholders of record at the close of business on Monday, October 12, 2026, are entitled to vote at the Meeting.

Attached as Exhibit 99.1 to this Form 6-K is the Notice of Special General Meeting of Shareholders, which contains information concerning the agenda for the Meeting, the required majority for approval of each proposal at the Meeting, the voting procedure, and additional general matters related to the Meeting.

Attached as Exhibit 99.2 to this Form 6-K is the Company’s proxy statement for the Meeting, which describes in greater detail the proposals to be presented at the Meeting, including background information related to the proposals, additional logistical information concerning the required vote and means of voting on the proposals, and general information concerning Evogene’s board of directors and corporate governance.

Attached as Exhibit 99.3 to this Form 6-K is the form of proxy card being distributed by Evogene to its shareholders of record as of the record date for the Meeting, which serves as the primary means for those shareholders to cast their votes on the proposals to be presented at the Meeting.

Press Release

On October 6, 2026, Evogene issued a press release announcing the entry onto the Cooperation Agreement. A copy of the press release is attached hereto as Exhibit 99.4 and incorporated herein by reference.

Exhibits

Exhibit No.
99.1	Notice for Special General Meeting of Evogene Ltd. to be held on November 10, 2026

99.2	Proxy Statement for the Special General Meeting of Evogene Ltd.

99.3	Proxy Card to be distributed to record shareholders of Evogene Ltd. to cast their vote for the Special General Meeting of Evogene Ltd.
99.4	Press Release: Evogene and Pure Capital Group Reach Cooperation Agreement to Resolve Differences and Reconstitute Board of Directors

Incorporation by Reference

 The contents of this Form 6-K, as well as Exhibits 99.1, 99.2, 99.3, and 99.4 hereto, are incorporated by reference in the registration statements on Form F-3 (Securities and Exchange Commission File No.’s 333-277565 and 333-294650), and Form S-8 (SEC File No.’s 333-193788, 333-201443, 333-203856, 333-259215, 333-286197 and 333-294648) of Evogene, and will be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2026	EVOGENE LTD. (Registrant) By: /s/ Ofer Haviv Ofer Haviv Chief Executive Officer

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